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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

MICROVISION, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, No Par Value,
Having an Exercise Price of Greater than $10.00 or Expiring on or before May 30, 2003
(Title of Class of Securities)

N/A*
(CUSIP Number of Class of Securities)

Thomas Walker
Vice President, General Counsel
Microvision, Inc.
19910 North Creek Parkway
Bothell, WA 98011-3008
(425) 415-6847 (telephone)
(425) 481-1625 (facsimile)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Filing Person)

Copy to:
Christopher J. Voss
Stoel Rives LLP
One Union Square, 36th Floor, Seattle, WA 98101-3197
(206) 624-0900 (telephone)
(206) 386-7500 (facsimile)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:

$4,426,691**	$885.34

*
There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 594960106.

**
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,854,519 shares of common stock of Microvision, Inc. having an aggregate value of $4,426,691 as of October 28, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11a2 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $885.34	Filing Party: Microvision, Inc.
Form or Registration No.: Schedule TO (File No. 005-50198)	Date Filed: November 1, 2002
applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 3 announces the termination on December 9, 2002 of the tender offer set forth on Schedule TO filed with the Securities and Exchange Commission on November 1, 2002, by Microvision, Inc., as amended and supplemented by Amendment No. 1 to the Tender Offer on Schedule TO/A filed on November 4, 2002 and Amendment No. 2 to the Tender Offer on Schedule TO/A filed on November 29, 2002. The Schedule TO, as amended, relates to the tender offer made by Microvision to eligible employees who hold eligible options to exchange all or a portion of outstanding options to purchase shares of Microvision common stock, no par value per share.

Item 4 to Microvision's Schedule TO is amended and supplemented as follows:

Item 4.    Terms of the Transaction

        The offer under the Microvision, Inc. Offer to Exchange Certain Outstanding Options expired at 5:00 p.m. Pacific Time on December 9, 2002. Of the approximately 170 employees who were eligible to participate in the offer, 87 employees tendered options to purchase an aggregate of 2,521,714 shares of Microvision common stock in exchange for promises to grant new options to purchase an aggregate of 1,760,321 shares of Microvision common stock. All eligible options that were properly submitted for exchange were accepted and cancelled effective December 10, 2002. Subject to the terms set forth in the offer, we expect to grant new options on or about June 11, 2003.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2002	MICROVISION, INC.
	By	/s/ RICHARD F. RUTKOWSKI Richard F. Rutkowski Chief Executive Officer

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  Item 4. Terms of the Transaction
SIGNATURE